Exhibit 99.69

NEWS RELEASE

Gunnison Copper Announces Retirement of Director Michael Haworth in Conjunction with Divestment of Greenstone Shareholdings

March 11, 2026

Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) today announced that Mr. Michael Haworth has retired from the Company’s Board of Directors. As Mr. Haworth served on the Board as a representative of Greenstone, his retirement is occurring following the previously announced distribution and secondary private placement of shares held by the Greenstone group of funds, reflecting the orderly wind-down of the Greenstone Resources II fund as it approaches the end of its investment lifecycle.

Mr. Haworth has served as a director of the Company since September 5, 2014, and was a member of the Board’s Audit Committee and Project Steering Committee, providing valuable financial oversight and strategic guidance during a transformative period for Gunnison as it advances its Arizona copper assets.

Dr. Stephen Twyerould, President and CEO of Gunnison Copper, commented:

“On behalf of the management team, and knowing Michael the longest, I would like to sincerely thank Michael for his years of service and valuable contributions to Gunnison Copper. Greenstone has been a long-term and supportive partner throughout many important stages of the Company’s growth, and Michael’s insight and guidance have been greatly appreciated. As Greenstone’s fund reaches the natural end of its lifecycle and completes the exit of its investment in Gunnison, we remain grateful for the role the firm played in helping advance our assets and strengthen the Company. We wish Michael well in his future endeavors.”

Fred DuVal, Chair of the Board added: “On behalf of the Board, I’d like to extend our deepest appreciation to Michael for his leadership, insight and support during his over decade tenure as a director.”

The Company also noted that the distribution and placement of Greenstone’s shares has broadened Gunnison’s institutional shareholder base as the Company continues advancing its Gunnison Copper Project and operations at Johnson Camp Mine in Arizona. Further details of Greenstone’s divestment are available here.

Gunnison expects to further strengthen its Board of Directors through the addition of new independent directors as the Company continues to advance its strategy and support the next phase of growth.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a Measured and Indicated Mineral Resource containing over 846.1 million tons with a total copper grade of 0.33% (Measured Mineral Resource of 191.5 million tons at 0.37% and Indicated Mineral Resource of 654.5 million tons at 0.31%), and a preliminary economic assessment (“PEA”) yielding robust economics including an NPV8% of $2 billion, IRR of 23%, and payback period of 3.9 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link.

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star, and eight other deposits.

For more information on Gunnison, please visit our website at www.GunnisonCopper.com. For further details regarding the PEA, please refer to the press release dated February 25, 2026 and titled “Gunnison Copper Announces Updated Preliminary Economic Assessment of Its Flagship Gunnison Copper Project Reporting Post-Tax NPV8 of US$2.0 Billion” which is filed on SEDAR+ at www.sedarplus.ca.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Certain statements contained in this release constitute forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements relate to the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; the continued funding of the stage 2 work program by Nuton; the details and expected results of the stage two work program; future production and production capacity from the Company’s mineral projects; the results of the 2026 PEA on the Gunnison Project; planned budgets and timelines for future development of the Gunnison Project; and the exploration and development of the Company’s mineral projects.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, expectations regarding the receipt of 48C tax credits, the estimation of mineral resources, the realization of resource and reserve estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

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Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, the Company receives less 48C tax credits than expected, Nuton failing to continue to fund the stage 2 work program, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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